# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OLD POINT FINANCIAL CORP, CIK 0000740971
CUSIP: 680194107
Title of class of securities: Common Stock, $5.00 par value
Address of issuer's principal executive offices: 101 East Queen Street, Hampton, Virginia (VA), 23669
Date of event which requires filing of this statement: 09/03/2025
Amends the filing with accession number 0000897069-25-000773
Filed by CIK 0001569147
Persons authorized to receive notices and communications: John W. Palmer, PL Capital Advisors, LLC, 750 Eleventh Street South, Suite 202, Naples, Florida (FL), 34102, 239.777.0187; Copy to: Peter D. Fetzer, Foley & Lardner LLP, 777 East Wisconsin Avenue, Suite 3800, Milwaukee, Wisconsin (WI), 53202, 414.297.5596; Copy to: Philip M. Goldberg, Foley & Lardner LLP, 321 North Clark Street, Chicago, Illinois (IL), 60654, 312.832.4549

## Reporting persons
- PL Capital Advisors, LLC (CIK 0001569147): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LASHLEY RICHARD J (CIK 0001204241): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PALMER JOHN W (CIK 0001204244): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $5.00 par value
Name of issuer: OLD POINT FINANCIAL CORP
Address of issuer's principal executive offices: 101 East Queen Street, Hampton, Virginia (VA), 23669

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by (collectively, the "Reporting Persons"): (1) PL Capital Advisors, LLC, a Delaware limited liability company and Securities and Exchange Commission (the "SEC") registered investment adviser under the Investment Advisers Act of 1940 ("PL Capital Advisors"); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors. The Joint Filing agreement of the Reporting Persons is attached as Exhibit 1 to Amendment No. 1 to the Schedule 13D, as filed with the SEC on December 31, 2015.
Residence or business address: The principal business address of the Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.
Present principal occupation or employment: The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the "Clients"). The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors. PL Capital Advisors has full discretionary voting and dispositive power over the Common Stock held on behalf of the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors. The Clients do not have the right to obtain voting or dispositive power over any of the shares of Common Stock within sixty days, and are therefore not deemed to beneficially own the shares of Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Lashley and Mr. Palmer are both citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons no longer have voting and dispositive power over any shares of Common Stock of the Company.

From time to time, the Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. on such firm's usual terms and conditions. All or part of the shares of Common Stock previously owned by the Clients may from time to time have been pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Clients. Such loans, if any, generally bore interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may have been refinanced with other banks or broker-dealers.

## Item 4. Purpose of Transaction
Purpose of transaction:
This is the PL Capital Group's eleventh amendment to its initial Schedule 13D filing. The Reporting Persons no longer own any shares of Common Stock. The Reporting Persons had previously acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

On April 3, 2025, the Company announced the signing of a definitive agreement and plan of merger pursuant to which TowneBank (Nasdaq: TOWN) will acquire the Company for a combination of $41.00 in cash and/or shares of common stock of TowneBank at a fixed exchange ratio of 1.14 TowneBank share for every 1.00 share of the Company.

As part of the transaction, PL Capital Advisors entered into a support and voting agreement with TowneBank and the Company (the "Support Agreement") pursuant to which PL Capital Advisors agreed to among other things: (1) Not sell or transfer any of the Common Stock beneficially owned by PL Capital Advisors until the earliest of (a) the close of the merger, or (b) the termination of the merger agreement; (2) Vote all of the shares of Common Stock beneficially owned by PL Capital Advisors for the merger agreement; and (3) Elect 100% cash for its merger consideration selection (subject to proration if the total amount of stock and cash elections made by shareholders in the aggregate would result in more than 50% of the merger consideration to be paid in cash, in accordance with the terms of the merger agreement).

A copy of the Support Agreement was attached as Exhibit 5 to Amendment No. 10, previously filed.

On September 2, 2025 the plan of merger between TOWN and the Company was completed. The Reporting Persons received $41.00 in cash per share for each share of Common Stock held.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons no longer own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons no longer own any shares of Common Stock.
Transactions in the class effected during the past sixty days: On September 2, 2025, the acquisition of the Company by TOWN was completed. The Reporting Persons received $41.00 in cash per share of Common Stock held.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons no longer own any shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: September 2, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As discussed above, on April 3, 2025, the Company announced the signing of a definitive agreement and plan of merger pursuant to which TowneBank (Nasdaq: TOWN) will acquire the Company for a combination of $41.00 in cash and/or shares of common stock of TowneBank at a fixed exchange ratio of 1.14 TowneBank share for every 1.00 share of the Company.

As part of the transaction, PL Capital Advisors entered into the above-referenced Support Agreement. See the discussion above for more detail.

PL Capital Advisors is the investment manager on behalf of the Clients. Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement. PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients' capital. Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., PL Capital Plus Fund, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership. For serving as the general partner of these partnerships, PL Capital Advisors' affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D, as filed with the SEC on December 31, 2015, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

On September 2, 2025 the plan of merger between TOWN and the Company was completed. The Reporting Persons received $41.00 in cash per share of Common Stock held.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement (previously filed).

Exhibit 2: Nomination Letter from Richard Lashley to Old Point Financial Corporation dated December 30, 2015 (previously filed).

Exhibit 3: Settlement Agreement dated March 16, 2016 (previously filed).

Exhibit 4: Amendment to Settlement Agreement dated August 12, 2021 (previously filed).

Exhibit 5: Support and Voting Agreement (previously filed).

## Signatures
- PL Capital Advisors, LLC: /s/ John W. Palmer, Managing Member (09/03/2025)
- PL Capital Advisors, LLC: /s/ Richard J. Lashley, Managing Member (09/03/2025)
- LASHLEY RICHARD J: /s/ Richard J. Lashley, Richard J. Lashley (09/03/2025)
- PALMER JOHN W: /s/ John W. Palmer, John W. Palmer (09/03/2025)